Exhibit 2

FDA News

FOR IMMEDIATE RELEASE Feb. 19, 2009	Media Inquiries: Rita Chappelle, 301-796-4672 Consumer Inquiries: 888-INFO-FDA

FDA Advises Public of Serious Adverse Event with Psoriasis Drug Raptiva

The U.S. Food and Drug Administration today issued a public health advisory concerning three confirmed, and one possible report of progressive multifocal leukoencephalopathy (PML), a rare brain infection, in patients using the psoriasis drug Raptiva (efalizumab). Three of those patients have died. All four patients were treated with the drug for more than three years. None of the patients were receiving other treatments that suppress the immune system.

The FDA is reviewing this latest information. The agency will take appropriate steps to:

•	ensure that the risks of Raptiva do not outweigh its benefits;

•	that patients prescribed Raptiva are clearly informed of the signs and symptoms of PML; and

•	that health care professionals carefully monitor patients for the possible development of PML.

PML is caused by a virus that affects the central nervous system. PML usually occurs in people whose immune systems have been severely weakened. It leads to an irreversible decline in neurologic function and death. Symptoms may include unusual weakness, loss of coordination, changes in vision, difficulty speaking and personality changes. There is no known effective prevention or treatment.

Psoriasis is a chronic disease, for which a number of effective therapeutic options are available, including four other approved biologic agents, ultraviolent light therapy, and the drugs cyclosporine, acitretin, and methotrexate. Generally, treatment for psoriasis patients involves a rotation of therapies.

In October 2008, the product labeling for Raptiva was revised to highlight in a boxed warning the risks of life-threatening infections, including PML. At that time, the FDA directed Genentech, the manufacturer, to develop a risk evaluation and mitigation strategy (REMS) to include a medication guide to educate patients about the drug’s risks.

The FDA strongly recommends that health care professionals carefully monitor patients on Raptiva, as well as those who have discontinued the drug, for any signs or symptoms of neurologic disease, and that they periodically reassess the benefits of continued treatment. Patients should be aware of the symptoms of PML and contact their health care professionals immediately if they experience any such symptoms.

Raptiva is a once-weekly injection approved for adults with moderate to severe plaque psoriasis who are candidates for systemic (whole body) therapy or phototherapy. The drug works by suppressing T-cells (blood cells that help fight infection) in the immune system. These cells, when activated, migrate to the skin and cause inflammation which results in the red, inflamed and scaly patches of skin, which is associated with psoriasis. By suppressing T-cells, Raptiva decreases the function of the immune system which increases a patient’s susceptibility to infections.

Health care professionals and consumers may report serious adverse events (side effects) or product quality problems with the use of this product to the FDA's MedWatch Adverse Event Reporting program online, by regular mail, fax or phone.

--Online: www.fda.gov/MedWatch/report.htm
--Regular Mail: use postage-paid FDA form 3500 available at: www.fda.gov/MedWatch/getforms.htm and mail to MedWatch, 5600 Fishers Lane, Rockville, MD 20852-9787
--Fax: (800) FDA-0178
--Phone: (800) FDA-1088
Read the FDA’s 2009 Public Health Advisory (www.fda.gov/cder/drug/advisory/efalizumab.htm)